Exhibit 99.3

© LEIFRAS CO.,LTD. Q3 FY2025 Financial Results Presentation Leifras Co., Ltd. (Nasdaq: LFS) ｜ December 2025

© LEIFRAS CO.,LTD. 1 © LEIFRAS CO.,LTD. This presentation contains forward - looking statements that reflect our current expectations and views of future events, all of w hich are subject to risks and uncertainties. Forward - looking statements give our current expectations or forecasts of future events. You can identify thes e statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the u se of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “sh ould,” “could,” “may” or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results an d product and development programs. You must carefully consider any such statements and should understand that many factors could cause act ual results to differ from our forward - looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and unc ertainties, including some that are known and some that are not. No forward - looking statement can be guaranteed and actual future results may vary mat erially. Factors that could cause actual results to differ from those discussed in the forward - looking statements include, but are not limited to : assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items; ou r a bility to execute our growth, and expansion, including our ability to meet our goals; current and future economic and political conditions; our cap ita l requirements and our ability to raise any additional financing which we may require; our ability to attract customers and further enhance our bran d r ecognition; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; trends and co mpe tition in the sports instruction services industry and the social support services industry; and other assumptions described in this presentation und erlying or relating to any forward - looking statements. We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial con dit ion and results of operations, under “Risk Factors” in the Registration Statement on Form F - 1 (File No. 333 - 283712) (the “Registration Statement”), we filed with the U.S. Securities and Exchange Commission (the “SEC”). We base our forward - looking statements on our management’s beliefs and assumptio ns based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may , and are likely to, differ materially from what is expressed, implied or forecast by our forward - looking statements. Accordingly, you should be care ful about relying on any forward - looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward - looking statements after the distribution of this presentation, whether as a result of new information, future events, c hanges in assumptions, or otherwise. The forward - looking statements made in this presentation relate only to events or information as of the date on which the statem ents are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward - looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of un anticipated events. You should read this presentation, along with the Registration Statement and the documents that are filed as exhibits to the Reg istration Statement, carefully and with the understanding that our actual future results may differ materially from what we currently expect. Forward - Looking Statements

© LEIFRAS CO.,LTD. 2 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. Q3 FY2025 Highlights 5. Q3 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© LEIFRAS CO.,LTD. 3 © LEIFRAS CO.,LTD. Company Overview Our corporate philosophy is “to change and design sports”. We believe that challenges facing schools, families, administrations, and corporations can be improved and resolved by social contribution and educational guidance through sports. ● Company Name Leifras Co., Ltd. ● Date of Incorporation August 28, 2001 ● Representative Kiyotaka Ito, CEO and Founder ● Head Office Ebisu Garden Place Tower 20F, 4 - 20 - 3 Ebisu, Shibuya - ku , Tokyo, Japan ● Number of Employees 3,718 (as of December 2024) ● Ticker Symbol LFS Corporate Information There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 4 © LEIFRAS CO.,LTD. Company Overview Sports School Business A Core Business Driving Our Growth – “Sports School Business” Our approach to sports education emphasizes the development of non - cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle “acknowledge, praise, encourage, and motivate,” our classes integrate non - cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum. For instance, our soccer program focuses on developing technical skills, tactical understanding, and teamwork, and our martial arts programs in karate and kendo promote physical fitness and self - discipline. Our holistic approach integrates physical and mental development, setting us apart in the industry. As of December 31, 2024, we were recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities. As of September 30, 2025, we held our sports classes at more than 4,500 facility locations in Japan nationwide, serving 71,500 members. In 2020, we entered into a joint research agreement Kyushu Sangyo University to develop the “ Milabo ” system, which measures, visualizes, and provides feedback on children’s non - cognitive abilities, helping parents and coaches tailor support for each child’s development. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. AH1 AH2 YC3

© LEIFRAS CO.,LTD. 5 © LEIFRAS CO.,LTD. Company Overview School Club Support Business A Core Pillar of Our Growth Strategy – “School Club Support Business” Building upon our experience and know - how in sports education, our social business mainly dispatches sports coaches to meet various community needs. Our school club support business provides sports coaching in school club activities and physical education classes and coordinates collaborations between school clubs and private companies. As of September 30, 2025, we supported 360 schools nationwide. In particular, we have entered into agreements with the Nagoya City Board of Education. As of September 30, 2025, we were commissioned for 238 elementary schools. Our growth in contracting schools for outsourced club activities stems from our decade - long expertise in the school sector, establishing us as a pioneering player in school club support business. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 6 © LEIFRAS CO.,LTD. Company Overview After - School Daycare Service Balancing Social Contribution and Business Growth – “After - School Daycare Service” The after - school daycare service “LEIF” emphasizes the holistic development of children with disabilities or unique developmental characteristics by integrating sports with educational and therapeutic activities. Soccer therapy, in particular, has proven to be an effective tool for improving social and life skills, fostering independence, and enhancing the overall quality of life for children with developmental disabilities. The program also includes activities such as art, music, and drama therapy, ensuring a well - rounded development for the children. These services aim to foster children’s independence and provide group living environments to improve their life skills and social skills. Additionally, we conduct workshops and training sessions for parents, equipping them with the knowledge and skills to better support their children with developmental disabilities. As of December 31, 2024, the Company operated 18 locations nationwide and had 1,018 active members. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. AH1 YC2

© LEIFRAS CO.,LTD. 7 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. Q3 FY2025 Highlights 5. Q3 FY2025 Results 6. Earnings Forecast 7. Appendix Contents There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 8 © LEIFRAS CO.,LTD. Business model Currently, our revenue is primarily generated from two main business segments the “Sports School Business” and the “Social Business”. Sports School Business Social Business ● Service Overview Our approach to sports education emphasizes the development of non - cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle “acknowledge, praise, encourage, and motivate,” our classes integrate non - cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum. ● Revenue Sources ・ Membership fees, including registration fees, monthly membership fees, and annual membership fees ・ Event hosting, including tournaments and camps ● Service Overview Our social business leverages over a decade of the know - how accumulated in the sports school business since our foundation and expanded into adjacent business areas with significant synergies, including: school club support, where we provide sports coaching in school club activities and physical education classes, mainly based on outsourcing contracts commissioned by local governments; LEIF after - school daycare, which supports children with disabilities or developmental characteristics through soccer therapy; and elderly healthcare, where we offer exercise programs for the elderly. ● Revenue Sources ・ Mainly from outsourcing contract fees Business model and Seasonality of Operations There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 9 © LEIFRAS CO.,LTD. Business model and Seasonality of Operations Seasonality of Operations Seasonality: Our business is subject to seasonal fluctuations. Seasonality in the Sports School Business • The number of members temporarily declines around March, which is the graduation season in Japan. • Membership then increases again from April to June, coinciding with the start of the new school year. • Event - related revenue peaks during Japan’s long school holidays — specifically in March, August, and December to January. Seasonality in the Social Business In the Social Business, cash flow tends to fluctuate seasonally, as payments from certain contracts with government agencies are concentrated around March, which marks the end of Japan’s fiscal year. For more detailed information, please refer to the section “Trend Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Registration Statement. Revenue ( in million of JPY) Operating Income (in million of JPY) There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. 4,227 4,773 5,489 5,077 5,556 6,423 FY2023 FY2024 FY2025 (Second Half:Forecast) First Half Second Half 54 33 68 341 487 629 FY2023 FY2024 FY2025 (Second Half:Forecast) First Half Second Half

© LEIFRAS CO.,LTD. 10 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. Q3 FY2025 Highlights 5. Q3 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© LEIFRAS CO.,LTD. 11 © LEIFRAS CO.,LTD. School Club Support Business — Market & Revenue Mix School Club Support Business — Market 1 ● There are approximately 9,800 junior high schools across Japan, including both public and private institutions (Source: Government Statistics Portal, URL: https://www.e - stat.go.jp/stat - search/files?page=1&stat_infid=000040309509 ). ● Policy on Club Activity Reform Promoted by the Japan Sports Agency (Publicly Released Data) From fiscal year 2023 to 2025, the period was designated as a reform promotion period, during which various local governments pr omoted pilot projects. However, from fiscal year 2026 onwards, it will be the "reform implementation period," and the transition from individual sch ool s to regional and private organizations will be fully implemented.. Regarding weekday club activities, we will promote further reforms while addressing various challenges. First, the national g ove rnment will consider feasible activity models and countermeasures for challenges that local governments can implement, while local governments will proceed wi th initiatives tailored to local circumstances. Regarding weekend club activities, including those local governments that have not yet started, the goal is to achieve region al implementation in principle for all school club activities within the reform implementation period. AY 202 ３ AY 2024 AY 2025 AY 2026 AY 2027 AY 2028 AY 2029 AY 2030 AY ２０３１ AY 2032 Promotion Period of the Reform Implementation Period Note: All years indicated refer to the Academic Year （ AY ） . Source: Japan Sports Agency "Executive Meeting on Regional Sports and Cultural Arts Creation and Club Activities Reform" Fina l S ummary Overview ① ( https://www.mext.go.jp/sports/content/20250516 - spt_oripara - 000042507_0101.pdf ) There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results.

© LEIFRAS CO.,LTD. 12 © LEIFRAS CO.,LTD. ● Number of Public and Private Junior High Schools Nationwide ※ Source: e - Stat (Portal Site of Official Statistics of Japan) （ https://www.e - stat.go.jp/stat - search/files?stat_infid=000040309509 ） • Academic Year 2025: 9,827 schools. ● Japan Sports Agency: Policy Direction for Club Activity Reform ※ Source: Japan Sports Agency, Club Activity Reform Portal Site （ https://www.mext.go.jp/sports/b_menu/sports/mcatetop01/list/1372413_00003.htm ） 1. Purpose and Philosophy of the Reform ・ Build a sustainable system that allows children to participate in a wide range of sports and cultural activities within their lo cal communities, not only at schools. ・ Maintain the educational value of club activities while improving teachers’ workloads and coaching environments. 2. Approach to Future Reform ・ Roadmap : The Implementation Period will cover Academic Years 2026 – 2033,with the first half (2026 – 2028) followed by a mid - term review and then the second half (2029 – 2033). ・ Weekend Club Activities: In principle, the goal is to achieve regional transition for all schools within the Implementation Period. In regions where i mme diate transition is difficult, temporary measures such as assigning external club instructors will be applied. ・ Weekday Club Activities : Continue reforms while addressing local challenges in cooperation with national and local governments. 3. Key Government Programs Ⅰ . Regional Transition and Community Club Promotion Project (Budget: ¥1.8 billion) – Provides financial support and advisory assistance to local governments to promote the regional transition of junior high sch ool club activities. ・ Activity Promotion (Subsidies) – Covers club operating costs (e.g., instructor fees), participation support for economically dis advantaged students, and coordination system development (e.g., placement of coordinators) ・ Ongoing Support (Commissioned Services) – Includes consultation desks, advisor dispatch, problem - solving assistance, and prepara tion of safety and quality guidelines. Ⅱ . Placement Support for School Club Activity Instructors (Budget: ¥1.5 billion) Supports the placement of club activity instructors in junior high schools to maintain a stable instructional system until th e r egional transition is completed. Ⅲ . Development of New Community Sports Environments (Budget: ¥0.3 billion) Supports the establishment of comprehensive community sports clubs and promotes the use of private sports facilities and digi tal tools (e.g., matching apps) to improve club operations 4. Cost Sharing ・ A balanced framework will be developed between participant contributions and public funding (national, prefectural, and munic ipa l). ・ Financial assistance will be provided to ensure that economic disparities among households do not lead to unequal access to c lub activities. School Club Support Business — Market & Revenue Mix Supplementary Materials There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. YC1

© LEIFRAS CO.,LTD. 13 © LEIFRAS CO.,LTD. School Club Support Business — Market & Revenue Mix Social Business Revenue Share Trend ● Increase of the Social Business (Support for School Sports Club Activities) revenue share ● Securing a stable market share with long term business partners, in line with market growth 24 ％ 28 ％ Social Business Revenue Share Trend Social Business Revenue Sports School Business Revenue FY 2023 Q3 FY2025 Revenue Split There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. Revenue Split

© LEIFRAS CO.,LTD. 14 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. Q3 FY2025 Highlights 5. Q3 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© L E I F R A S C O . , L T D . 15 © L E I F R A S C O . , L T D . Numbe r o f Spo r t s Schoo l Members R e venue per Capita (Spo r t s Schoo l Business) Number o f Contr a c t ed Schools Income F r o m Operations Net Income Q3 FY2025 Highlights KPI Highlights – Q 3 FY2025 Performanc e continues t o sho w stead y growth , driven by th e Sports Schoo l Business an d th e Social Business (Support Schoo l Clu b Support Business an d After - schoo l Daycar e Service). In th e Sports Schoo l Business , membership temporaril y declined i n Marc h 202 5 due t o graduations, and i ncrease d during April – Jun e wit h th e beginning o f a new schoo l year. Event hostin g revenue als o peaked during March , coincidin g wit h schoo l holidays. Althoug h w e recogniz e revenue from ou r socia l business whe n ser v ice s ar e delivered, i n som e cont racts wit h certai n governmental au t h ori t ies , ou r paymen t s are made around th e end of March. Net Income i n creased by 0 . 7% due t o th e i mpact of ta x on IPO - re l a te d costs. Net R e v e nue Income F r o m Operations Net Income Net R e v e nue Numbe r o f Spo r t s Schoo l Members R e venue per Capita (Spo r t s Schoo l Business) Number o f Contr a c t ed Schools Q3 FY2025 71,52 9 members Yo Y + 2.3% 㸦 Q3 FY202 4 㸸 69,92 4 members 㸧 Q3 FY2025 USD 65k Yo Y + 6. 2% 㸦 Q3 FY202 4 㸸 US D 61 k 㸧 Q3 FY2025 36 0 schools Yo Y + 53.2% 㸦 Q3 FY202 4 㸸 23 5 schools 㸧 Q3 FY2025 USD 5 7,823K Yo Y + 15.3% (Q3 FY202 4 㸸 US D 50,142K) Q3 FY2025 USD 2 ,404K Yo Y + 49. 㸯 % (Q3 FY202 4 㸸 US D 1,612K) Q3 FY2025 USD 1,532K Yo Y + 0. 7% (Q3 FY202 4 㸸 US D 1,521K) US D figures ar e based o n JP Y t o US D ¥147.97=$1 . 0 0 Ther e i s no g ua r an te e th at an y s p eci f i c outcome wil l b e ac hie v e d . Investments m a y b e s p ecul at ive , illiq ui d an d ther e i s a risk o f loss . P a s t p e r f or ma nce i s no t in d i c at i v e o f f u t u r e resul t s.

© LEIFRAS CO.,LTD. 16 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. Q3 FY2025 Highlights 5. Q3 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© L E I F R A S C O . , L T D . Q3 FY202 5 Results UN A U DITE D INTERIM C O NDENSED C O NSOLI D A T ED S T A T EMENT S O F IN C O ME G r owth in membership o f the Spo r ts Scho o l Busines s an d a n inc r eas e i n th e numbe r o f contrac t ed schools in th e Socia l Business dr o v e o v erall pe r f o r mance Despite higher expense s associated wi t h business ex p ansion, incom e f r om operation s +49.1 % year - on - year Summa r y 17 Ther e i s no g ua r an te e th at an y s p eci f i c outcome wil l b e ac hie v e d . Investments m a y b e s p ecul at ive , illiq ui d an d ther e i s a risk o f loss . P a s t p e r f or ma nce i s no t in d i c at i v e o f f u t u r e resul t s. © L E I F R A S C O . , L T D . US D figures ar e based o n JP Y t o US D ¥147.97=$1 . 0 0 YoY % chan g e YoY chan g e Q3 F Y 2025 Q3 F Y 2024 (in thousands of USD) 15.3% 7,681 57,823 50,142 NET REVENUE 14.2% - 5,179 - 41,530 - 36,351 Cost of revenue 18.1% 2,502 16,293 13,791 GROSS PROFIT 14.0% - 1,710 - 13,889 - 12,179 Selling, general, a nd administrativ e expenses 49.1% 792 2,404 1,612 INCOME FROM OPERATIONS 35.0% 604 2,326 1,722 INCOME BEFORE INCOME TAX PROVISION 0.7% 11 1,532 1,521 NET INCOME

© L E I F R A S C O . , L T D . Spo r t s Schoo l Business Socia l Business S t abl e g r owt h dri v e n by inc r eases i n membe r shi p an d e v en t p a r t ici p at i on Segment Results R e v e nue G r owth 18 Ther e i s no g ua r an te e th at an y s p eci f i c outcome wil l b e ac hie v e d . Investments m a y b e s p ecul at ive , illiq ui d an d ther e i s a risk o f loss . P a s t p e r f or ma nce i s no t in d i c at i v e o f f u t u r e resul t s. © L E I F R A S C O . , L T D . R e v e nu e USD 42M ( Y o Y % change + 8.9%) F a c t o r s R e v e nu e USD 16M ( Y o Y % change + 36.4%) F a c t o r s S u stain e d hig h g r ow t h t h r o u g h a n i n c r e a se i n th e number o f contrac t e d schools Growt h i n th e number o f contracte d schools The addition o f 12 5 contracte d schools contributed appro x imatel y $3. 4 million t o ou r re v e nue. G r owt h i n a f ter - schoo l dayca r e se r v ices Revenue from thi s servic e increase d by approximately $0. 6 million. Mem b ership g r owth Membershi p increase d by 1,605, whic h drove revenue growt h o f appro x imatel y $2. 1 million. Soli d g r owt h i n th e ev en t business The increas e o f 6,14 8 even t participants contributed appro x imatel y $0. 8 million t o ou r re v e nue.

© LEIFRAS CO.,LTD. 19 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. Q3 FY2025 Highlights 5. Q3 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© LEIFRAS CO.,LTD. 20 © LEIFRAS CO.,LTD. Earnings Forecast ● Net sales are expected to be between USD 78.1 million and USD 80.5 million, representing a year - on - year growth of approximately 11.9% to 15.3% compared to the full year of FY2024. ● Operating profit is projected to range between USD 3.9 million to USD 4.7 million, compared with USD 3.5 million recorded for th e full year of FY2024. ● These projections are based on the assumption that no business acquisitions, restructuring, or legal settlements will take pl ace during the period. USD figures are based on JPY to USD ¥147.97=$1.00 Full Year 2025 Guidance FY2023 – FY2024 Comparison FY2024 – FY2025 Comparison YoY % change YoY change FY2025 Guidance FY2024 Result YoY % change YoY change FY2024 Result FY2023 Result (in thousand of USD) 15.3% 10,690 80,499 69,809 11.0% 6,931 69,809 62,878 Net Revenue - - - 11.9% 8,328 78,137 34.0% 1,194 4,707 3,513 31.4% 839 3,513 2,674 Income From Operations - - - 11.6% 407 3,920 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. 16.0% 0.8% 5.8% 5.0% 18.3% 0.7% 5.0% 4.3% Operating Profit Margin - - - 0.0% 0.0% 5.0% AH1 AH2

© LEIFRAS CO.,LTD. 21 © LEIFRAS CO.,LTD. 1. Company Overview 2. Business model and Seasonality of Operations 3. School Club Support Business — Market & Revenue Mix 4. Q3 FY2025 Highlights 5. Q3 FY2025 Results 6. Earnings Forecast 7. Appendix Contents

© LEIFRAS CO.,LTD. 22 © LEIFRAS CO.,LTD. ● Total Assets Growth: Total Assets increased by USD 1.9 million, primarily due to a rise in non - current assets, with the signific ant growth in non - current assets mainly driven by investments related to the office relocation. ● Strong Equity Position: Total Stockholders' Equity saw a substantial increase of USD 1.7 million , primarily due to the recog nit ion of net Income during the first nine months of 2025. This indicates an improvement in the company's financial stability and accumulated earnings. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS 増減率 増減額 2025 / 6 期 Q ２ 202 ４ / 6 期 Q ２ （百万円） 15.0% 716 5,489 4,773 売上高 14.6% - 516 - 4,048 - 3,532 売上原価 16.1% 200 1,441 1,241 売上総利益 13.7% - 165 - 1,373 - 1,208 販売費及び一般管理費 106.1% 35 68 33 営業利益 - 5.8% - 3 49 52 税引前利益 25.6% 11 54 43 当期純利益 Summary Period to Period % change Period to Period change 09/30/2025 12/31/2024 (in thousands of USD) - 0.8% - 168 22,154 22,322 TOTAL CURRENT ASSETS 25.9% 2,087 10,147 8,060 TOTAL NON - CURRENT ASSETS 6.3% 1,919 32,301 30,382 TOTAL ASSETS 0.03% 5 19,275 19,270 TOTAL CURRENT LIABILITIES 4.4% 180 4,258 4,078 TOTAL NON - CURRENT LIABILITIES 0.8% 185 23,533 23,348 TOTAL LIABILITIES 24.6% 1,734 8,768 7,034 TOTAL SHAREHOLDERS’ EQUITY 6.3% 1,919 32,301 30,382 TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY Appendix USD figures are based on JPY to USD ¥147.97=$1.00 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. AH1 AH2 AH3 AH4 AH5

© LEIFRAS CO.,LTD. 23 © LEIFRAS CO.,LTD. ● Operating cash flow: Positive, led by net income & contract liabilities ● Investing cash flow : Outflows from acquisition of property, plant & equipment ● Financing cash flow : Outflows from repayment of borrowings & bonds UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS Appendix Q3 FY2025 Q3 FY2024 (in thousands of USD) 2,208 - 712 Net cash provided by (used in) operating activities - 328 - 309 Net cash used in investing activities - 2,569 - 1,514 Net cash used in financing activities - 689 - 2,535 Net decrease in cash 16,467 15,909 Cash at the end of the period Summary USD figures are based on JPY to USD ¥147.97=$1.00 There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a ris k o f loss. Past performance is not indicative of future results. AH1

© LEIFRAS CO.,LTD. 24 © LEIFRAS CO.,LTD. Contact Us LEIFRAS Co., Ltd. Investor Relations Department Email: IR@leifras.co.jp